CONSOLIDATED, AMENDED AND RESTATED PROMISSORY NOTE

$491,000.00	Original Issue Date: September 17, 2008
Amendment Date: May 27, 2009
Amendment and Restatement Date: January 19, 2010
Consolidated, Amendment and Restatement Date: April 19, 2101

$400,000.00	January 19, 2010
Consolidated, Amendment and Restatement Date: April 19, 2101

Sarasota, Florida

FOR VALUE RECEIVED, PlanGraphics, Inc., a Colorado corporation, as successor in interest by merger to Integrated Freight Corporation, a Florida corporation,  ("Maker") whose principal executive office is located at Suite 200, 6371 Business Boulevard, Sarasota, Florida 34240, promises to pay to T. Mark Morris ("Holder") the sum of Nine Hundred Thousand Dollars and No Cents ($900,000.00), together with simple interest at a rate of eight percent per annum payable at the Maturity Date. The principal of this Note shall be paid, as follows:

$41,000	June 1, 2010;
$100,000	September 1, 2010
$150,000	December 1, 2010
$250,000	February 1, 2011
$400,000	May 1, 2011

subject nevertheless to and extenson in accordance with Holder’s forebearance agreement for the benefit of Tangiers Investors L.P., at such address as to which written notice is given to Maker by Holder from time to time.

This Consolidated, Amended and Restated Promissory Note consolidates, consolidates, amends and restates in their entirety and replaces (i) a promissory note and security agreement dated September 17, 2008 in the original principal amount of $600,000 (“Original Note”), as amended and replaced by an amended promissory note and security agreement dated May 27, 2009 (“Amended Note”) and an amended and restated promissory note in the original principal amount of $500,000 dated January 19, 2010 (“Restated Note”); and (b) a promissory note in the original principal amount of $400,000 dated January 19, 2010 (“Installment Note”).  The termination of the provisions for security set forth in the Original Note and the Amended Note, and the Security Agreement executed in connection therewith, by the Holder is confirmed by the Holder’s acceptance hereof, as reflected by his signature below.

Maker hereby reserves the right to prepay this Note in whole or in part at any time and from time to time prior to the Maturity Date without premium or penalty.

The Maker’s failure to pay to Holder when due principal of or interest on the Note shall be events of default.

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Maker agrees to pay to Holder's reasonable attorneys' fees and costs, whether or not an action be brought, for the services of counsel and of a collection agency employed after the Maturity Date or upon default to collect this Note or any principal or interest due hereunder, or to protect the collateral security, if any, or enforce the performance of any other agreement contained in this Note or in any instrument of security as aforesaid, including costs and attorneys' fees on appeal, in bankruptcy matters or post judgment relief.

Maker does hereby waive notice of acceptance of this Note, notice of the occurrence of any default under this Note or under any instrument securing this Note and presentment, demand, notice of maturity, protest, notice of dishonor, notice of non-payment and notice of protest and all requirements necessary to hold Maker liable as a maker of this Note.

The use of the proceeds of this Note is for commercial purposes and is not for personal or household purposes.  This Note is an Arkansas contract and shall be construed and interpreted under Arkansas law.

Amendment acknowledged and accepted:	PlanGraphics, Inc.

/s/ T. Mark Morris	By: /s/ Paul A. Henley
T. Mark Morris	Paul A. Henley, President

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